As filed with the Securities and Exchange Commission on September 10, 2008
Registration No. 333- 119099

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Signet Group plc
(Exact name of issuer of deposited securities as specified in its charter)
n/a
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) -894-8940

(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Deutsche Bank Trust Company Americas
Attention: ADR Department 60 Wall Street, New York, New York 10005 (212) 250-9100
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ࿇ on [date] at [time]
If a separate registration statement has been filed to register the deposited shares, check the following box. ࿇

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares, each representing ten ordinary shares of Signet Group plc	N/A	N/A	N/A	N/A

Deregistration of unissued American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The offering made under this Registration Statement has been terminated. Accordingly, the registrant hereby de-registers all American Depositary Shares that were registered under this Registration Statement No. 333-119099, in respect of which no shares have been deposited with the depositary, and which therefore have not been, and will not be, issued.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement among Signet Group plc, Deutsche Bank Trust Company Americas, as successor deposi-tary (the “Depositary”), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”). Previously filed.

(a)(2)
Form of Amendment to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement among Signet Group plc, the Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder. Previously filed.

(b)
Any other agreement to which the Depositary is a party relating to the issu-ance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Previously filed or otherwise as filed as Exhibit (f) hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary under-takes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on September 10, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Signet Group plc.

Deutsche Bank Trust Company Americas,
As Depositary

By:	/s/James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/Chris Konopelko
Name:	Chris Konopelko
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities of 1933, Signet Group plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on September 10, 2008.

SIGNET GROUP PLC

By:	/s/Walker Boyd
Name:	Walker Boyd
Title:	Group Finance Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 10, 2008.

Signature	Title

*	Group Chief Executive and Director
Terry Burman	(principal executive officer)

/s/Walker Boyd	Group Finance Director and Director
Walker Boyd	(principal financial officer and principal accounting officer)

*	Chairman of the Board of Directors
Sir Malcolm Williamson

US Chief Executive and Director
Mark Light

Director
Robert Anderson

*	Director
Robert Blanchard

*	Director
Dale W. Hilpert

Director
Lesley Knox

Director
Robert Walker

*	Director
Russell Walls

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned has signed this Post-Effective Amendment to the Registration Statement, solely in the capacity of the duly authorized representative of Signet Group plc in the United States, on September 10, 2008.

By:	*
Name: Terry Burman
Title: Chairman, Sterling Jewelers, Inc.

*By:	/s/Walker Boyd
Name:	Walker Boyd
Title:	Attorney-in-Fact

Exhibit Number

(e) Rule 466 Certification

(f) Power of Attorney